Exhibit 12.1
Statement Re: Computation of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
Amounts in thousands

	Year ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before noncontrolling interest in consolidated subsidiaries and income from equity investees	$34,739	$20,346	$35,890	$38,297	$35,560
Add: Income tax expense	1,131	937	689	675	396
Add: Fixed charges	32,007	50,410	38,676	35,679	32,198
Add: Distributed income of equity investees	494	686	345	98	124
Less: Capitalized interest	(83)	(159)	(381)	(377)	—
Preferred dividend requirements of consolidated subsidiaries	—	—	—	(1,256)	(2,512)

Earnings (1)	68,288	72,220	75,219	73,116	65,766

Fixed charges:
Interest expense	30,681	48,847	36,905	32,898	28,501
Amortization of financing fees	1,030	1,203	1,192	963	993
Capitalized interest	83	159	381	377	—
Estimate of interest included in rent expense (a)	213	201	198	185	192
Preferred stock dividends	—	—	—	1,256	2,512

Fixed charges (2)	$32,007	$50,410	$38,676	$35,679	$32,198

Ratio of earnings to combined fixed charges and preferred stock dividends (1)/(2)	2.13	1.43	1.94	2.05	2.04

(a)	Represents approximately one-third of rent expense which is deemed to represent the interest component of rental payments.